Exhibit 5.2

Consent of Cassels Brock & Blackwell LLP

Re:  Registration Statement on Form F-10 for Yamana Gold Inc.

We have acted as Canadian counsel to Yamana Gold Inc. in connection with the registration statement on Form F-10 (the “Registration Statement”) being filed today by Yamana Gold Inc. with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

We acknowledge that we are referred to under the headings “Enforceability of Certain Civil Liabilities” and “Description of Debt Securities – Enforceability of Judgments” in the prospectus forming a part of the Registration Statement and we hereby consent to such use of our name in the Registration Statement.

Yours very truly,

/s/ Cassels Brock & Blackwell LLP

Cassels Brock & Blackwell LLP